Exhibit (b)(8)(g)

[FUND COMPANY]

SHAREHOLDER INFORMATION AGREEMENT REGARDING COMPLIANCE

WITH RULE 22C-2 UNDER THE INVESTMENT COMPANY ACT OF 1940

SHAREHOLDER INFORMATION AGREEMENT entered into as of [DATE], by and between [FUND COMPANY’S AGENT] (the “AGENT”), a [ ] Corporation, on behalf of [FUND NAME] (the “Fund”), and The Northwestern Mutual Life Insurance Company (the “Company”), a life insurance company organized under the laws of the State of Wisconsin, on behalf of its separate accounts listed in Schedule A hereto as may be amended from time to time, with an effective date of October 16, 2007.

As used in this Agreement, the following terms shall have the following meanings, unless a different meaning is clearly required by the contexts:

The term “good cause” means an instance where (i) the Fund has experienced unusual levels or patterns of purchase or redemption activity and reasonably believes such activity is an indication that trading activity in an account is inconsistent with Fund policies, thereby requiring additional Shareholder information to investigate compliance with Fund policies; or (ii) the Fund reasonably believes that additional Shareholder information is necessary for the purpose of a periodic compliance review or audit.

The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the Fund under the Investment Company Act of 1940 that are held by separate accounts of the Company listed in Schedule A.

The term “Shareholder” means the holder of interests in a variable annuity or variable life insurance contract issued by the Company (“Contract”), or a participant in an employee benefit plan with a beneficial interest in a Contract.

The term “Shareholder-Initiated Transfer Purchase” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract to a portfolio of the Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollment such as a transfer of assets within a Contract to a portfolio as a result of “dollar cost averaging” programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (ii) pursuant to a Contract death benefit; (iii) step-up in Contract value pursuant to a Contract death benefit; (iv) allocation of assets to a portfolio through a Contract as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions, or planned premium payments to the Contract; or (v) pre-arranged transfers at the conclusion of a required free look period.

The term “Shareholder-Initiated Transfer Redemption” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract out of a portfolio of the Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets within a Contract out of a portfolio as a result of annuity payouts, systematic withdrawal programs, insurance company approved asset allocation programs and automatic rebalancing programs; (ii) as a result of any deduction of charges or fees under a Contract; (iii) within a Contract out of a portfolio as a result of withdrawals or surrenders from a Contract; (iv) as a result of payment of a death benefit from a Contract; or (v) loans.

The term “written” includes electronic writings and facsimile transmissions.

WHEREAS, the Company currently maintains separate accounts which hold Shares for the benefit of Shareholders; and

WHEREAS, the Company and the AGENT, on behalf of the Fund, desire to enter into a shareholder information agreement to comply with the provisions of Rule 22c-2 under the Investment Company Act of 1940 and for other purposes;

WHEREAS, this Agreement shall inure to the benefit of and shall be binding upon the undersigned;

NOW, THEREFORE, the AGENT, on behalf of the Fund, and the Company hereby agree as follows:

1. Shareholder Information

1.1. Agreement to Provide Information. The Company agrees to provide the Fund or its designee, upon written request, the taxpayer identification number (“TIN”), the Individual/International Taxpayer Identification Number (“ITIN”), or other government-issued identifier (“GII”) and the Contract owner number or participant account number associated with the Shareholder, if known, of any or all Shareholder(s) of the account, and the amount, date and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by the Company during the period covered by the request. The Company shall only be required to provide information relating to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions. Except as otherwise provided in Section 1.2 and Section 1.3 of the Agreement, the Fund shall pay for half of the expenses incurred by the Company in complying with the request.

1.2 Period Covered by Request. Requests must set forth a specific period, not to exceed 90 days from the date of the request, for which transaction information is sought. The Fund will not request transaction information older than 90 calendar days from the date of the request unless the Fund deems it necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund, and shall pay the expenses incurred by the Company in complying with the request.

1.3 Timing of Requests. Fund requests for Shareholder information shall be made no more frequently than quarterly, unless good cause justification is demonstrated by the Fund that a more frequent request is necessary to enforce its restrictions on market timing and similar abusive transactions. If good cause is not demonstrated by the Fund, it shall pay the expenses incurred by the Company in complying with the request.

1.4 Monitoring Requirement. Nothing herein, nor any action by the Company, shall be construed as, or infer that the Company has, undertaken any duty or obligation, whether express or implied, at law or in equity, to detect trading activities inconsistent with or in violation of the Fund’s policies and/or procedures on limiting the dilution of the value of the outstanding securities issued by the Fund.

1.5 Form and Timing of Response. (a) The Company agrees to provide, promptly upon request of the Fund or its designee, the requested information specified in 1.1. If requested by the Fund or its designee, the Company agrees to use best efforts to determine promptly whether any specific person about whom it has received the identification and transaction information specified in 1.1 is itself a financial intermediary (“indirect intermediary”) and, upon further request of the Fund or its designee, promptly either (i) provide (or arrange to have provided) the information set forth in 1.1 for those shareholders who hold an account with an indirect intermediary or (ii) restrict or prohibit the indirect intermediary from purchasing, in nominee name on behalf of other persons, securities issued by the Fund. The Company additionally agrees to inform the Fund whether it plans to perform (i) or (ii).

(b) Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the Fund or its designee and the Company; and

(c) To the extent practicable, the format for any transaction information provided to the Fund should be consistent with the NSCC Standardized Data Reporting Format.

1.6 Limitations on Use of Information. (a) The Fund agrees not to use the information received pursuant to this Agreement for any purpose other than as necessary to comply with the provisions of Rule 22c-2 or to fulfill other regulatory or legal requirements subject to the privacy provisions of Title V of the Gramm-Leach-Bliley Act (Public Law 106-102) and comparable state laws, unless otherwise agreed to by the Company. If a party to this Agreement becomes aware of any disclosure to an unauthorized third party of any non-public personal financial information of a consumer provided or received by the Fund in response to a request for information pursuant to the terms of this Agreement and determines that there is a reasonable likelihood of harm resulting from such disclosure, such party promptly shall, at its expense: (i) notify the other party; (ii) investigate the circumstances relating to such actual or suspected unauthorized access, use or disclosure; (iii) take commercially reasonable steps to mitigate the effects of such unauthorized access, use or disclosure and to prevent any reoccurrence; (iv) provide to the other party such information regarding such unauthorized access, use or disclosure as is reasonably required for the other party to evaluate the likely consequences and any regulatory or legal requirements arising out of such unauthorized access, use or disclosure; and (v) cooperate with the other party to further comply with all relevant laws, rules and regulations.

(b) The Fund agrees to indemnify and hold harmless the Company from any and all liability, claim, loss, demand, damages, costs and expenses (including reasonable attorney’s fees) arising in connection with a third party claim or action brought against the Company as a result of any unauthorized disclosure of a Shareholder’s TIN, ITIN, or GII provided to the Fund in response to a request for information pursuant to the terms of this Agreement.

2. Agreement to Restrict Trading. The Company agrees to execute written instructions from the Fund to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by the Fund as having engaged in transactions of the Fund’s Shares (directly or indirectly through the Company’s account) that violate policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund. Any such restrictions or prohibitions shall only apply to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions that are effected directly or indirectly through the Company. Instructions must be received by us at the following address, or such other address that the Company may communicate to you in writing from time to time, including, if applicable, an e-mail and/or facsimile telephone number:

2.1 Form of Instructions. Instructions must include the TIN, ITIN, or GII and the specific individual Contract owner number or participant account number associated with the Shareholder, if known, and the specific restriction(s) to be executed, including how long the restriction(s) is(are) to remain in place. If the TIN, ITIN, GII or the specific individual Contract owner number or participant account number associated with the Shareholder is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates. Upon request of the Company, Fund agrees to provide to the Company, along with any written instructions to prohibit further purchases or exchanges of Shares by Shareholder, information regarding those trades of the Contract owner that violated the Fund’s policies relating to eliminating or reducing any dilution of the value of the Fund’s outstanding Shares.

2.2 Timing of Response. The Company agrees to execute instructions as soon as reasonably practicable, but not later than five business days after receipt of the instructions by the Company, provided the instructions are reasonable and in accordance with standard practice. The foregoing notwithstanding, the Company shall have no obligation to execute written instructions from the Fund if such actions could, in the Company’s reasonable opinion, violate, or be deemed likely to violate (i) any trading privileges described in the applicable Contracts or registration statements; (ii) any formal or informal contract, settlement or arrangement with a Shareholder(s) as may be described in the applicable Contract registration statements; or (iii) any applicable law, regulation, decision or any official interpretation of the same. Provided further, the Company shall not be obligated to honor any instructions which are otherwise illegal or expose the Company to regulatory investigation or enforcement action, or otherwise causes or results in the Company having to bring, or defend against, a civil action involving an aggrieved Shareholder with respect to the enforcement of any abusive transfer restrictions.

2.3 Confirmation by the Company. The Company must provide written confirmation to the Fund that instructions have been executed. The Company agrees to provide confirmation as soon as reasonably practicable, but not later than ten business days after the instructions have been executed.

2.4 Force Majeure. Either party is excused from performance and shall not be liable for any delay in performance or non-performance, in whole or in part, caused by the occurrence of any event or contingency beyond the control of the parties including, but not limited to, work stoppages, fires, civil disobedience, riots, rebellions, natural disasters, acts of God, acts of war or terrorism, actions or decrees of governmental bodies, and similar occurrences. The party who has been so affected shall promptly give written notice to the other party and shall use its best efforts to resume performance. Upon receipt of such notice, all obligations under this Agreement shall be immediately suspended for the duration of such Force Majeure Event.

3. Construction of the Agreement; Fund Participation Agreement. The parties have entered into a Fund Participation Agreement between or among them for the purchase and redemption of shares of the Fund by separate accounts maintained by the Company in connection with the Contracts. This Agreement supplements the Fund Participation Agreement. To the extent the terms of this Agreement conflicts with the terms of the Fund Participation Agreement, the terms of this Agreement shall control.

4. Termination. This Agreement will terminate upon the termination of the Fund Participation Agreement.

5. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Wisconsin, without giving effect to principles of conflicts of laws.

6. Successors. This Agreement shall be binding upon the parties hereto, but not upon their transferees, successors and assigns.

7. Assignment. No party to this Agreement may assign the Agreement, or any of the rights, obligations, or liabilities under the Agreement, without the written consent of all parties hereto.

8. Counterparts and Delivery. This Agreement may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument. A signed copy of this Agreement delivered by facsimile or by emailing a copy in .pdf form shall be treated as an original and shall bind both parties just as would the exchange of originally signed copies.

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed as of the date first above written.

[FUND COMPANY’S AGENT]
(On behalf of [FUND NAME])

By:
Name:
Title:
[FUND COMPANY’S AGENT]

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY
(On behalf of the separate accounts listed in Schedule A)

By:
Name:
Title:
The Northwestern Mutual Life Insurance Company

SCHEDULE A

1.	NML Variable Annuity Account A

2.	NML Variable Annuity Account B

3.	NML Variable Annuity Account C

4.	Northwestern Mutual Variable Life Account

5.	Northwestern Mutual Variable Life Account II